Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特海国际控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

PROFIT ALERT

This announcement is made by SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”, together with its subsidiaries, the “Group”) pursuant to Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The board (the “Board”) of directors of the Company wishes to inform the shareholders of the Company (the “Shareholders”) and potential investors that, based on a preliminary review of the unaudited consolidated management accounts of the Group for the year ended December 31, 2025 and assessment of the latest information currently available to the Board, the Group is expected to record (i) revenue of not less than US$840.0 million for the year ended December 31, 2025, as compared to revenue of US$778.3 million for the year ended December 31, 2024; and (ii) a profit attributable to owners of the Company of not less than US$34.0 million for the year ended December 31, 2025, as compared to a profit attributable to owners of the Company of approximately US$21.8 million for the year ended December 31, 2024.

Based on the information currently available, the Board is of the view that the increase in profit attributable to owners of the Company is mainly due to a net foreign exchange gain, which is estimated to be approximately US$14.0 million for the year ended December 31, 2025 (for the year ended December 31, 2024: a net foreign exchange loss of US$19.7 million). Such change was primarily due to the unrealized exchange gain arising from the revaluation of monetary items denominated in currencies other than the reporting currency (U.S. Dollar) as a result of exchange rate fluctuations in 2025. Despite the increase in profit attributable to owners of the Company, the Group’s restaurant level operating margin slightly decreased compared to the previous year, primarily attributable to the Group’s strategy to proactively return value through continued investments in customer and employee during the first half of 2025, which led to an anticipated increase in staff costs, raw material costs, and other operating expenses.

The Group has been closely monitoring the market condition and regularly reviewing financial and operational metrics to quickly adapt and respond to market changes. The information contained in this announcement is only based on a preliminary assessment of the unaudited consolidated management accounts and relevant estimates made available to the Board as at the date of this announcement and which have not been audited or reviewed by the Company’s auditors or reviewed by the audit committee of the Board. The Company is still in the progress of finalizing the annual results of the Group for the year ended December 31, 2025, and such annual results may be subject to further adjustment(s) and may be different from the information contained in this announcement. The Group’s financial results and performance for the year ended December 31, 2025 are expected to be published in March 2026 in compliance with the Listing Rules.

Shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company.

By order of the Board SUPER HI INTERNATIONAL HOLDING LTD. Ms. SHU Ping Chairlady

Singapore, March 2, 2026

As of the date of this announcement, the board of directors comprises Ms. SHU Ping as the chairlady and non-executive director, Ms. June YANG Lijuan, Mr. LI Yu and Ms. LIU Li as executive directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive directors.

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